                               CEPTOR CORPORATION
                            200 INTERNATIONAL CIRCLE
                                   SUITE 5100
                           HUNT VALLEY, MARYLAND 20130

                                                     December 1, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

          Re: CepTor Corporation
              Pre-Effective Amendment No. 1 to Registration Statement on Form SB-2
              (Registration Number 333-129070)
              --------------------------------

Ladies and Gentlemen:

     We hereby  request that the effective date for the  Registration  Statement referred to above be accelerated so that such Registration Statement will become effective on December 1, 2005 or as soon thereafter as practicable.

     We acknowledge that should the Commission or the staff,  acting pursuant to delegated  authority,  declare the filing  effective,  it does not foreclose the
Commission from taking any action with respect to the filing;  the action of the
Commission or the staff,  acting pursuant to delegated  authority,  in declaring
the  filing   effective,   does  not  relieve  the  Registrant   from  its  full
responsibility  for the adequacy and accuracy of the  disclosure  in the filing;
and the  Registrant  may not  assert  staff  comments  and  the  declaration  of effectiveness as a defense in any proceeding  initiated by the Commission or any person under the federal securities laws of the United States.

                                Very truly yours,

                                CEPTOR CORPORATION

                                By: /s/ Donald W. Fallon
                                    -------------------------------------
                                    Donald W. Fallon
                                    Senior Vice President Finance and Administration,
                                    Chief Financial Officer and Secretary